SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of Nobember 2008
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: November 14, 2008	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations

Bovespa (São Paulo) NYSE (New York)	AMBV4 - Preferred AMBV3 - Common ABV - Preferred ABVc - Common

AMBEV ANNOUNCES FUTURE CHANGES REGARDING SALES OF THE
LABATT FAMILY OF BRANDS IN THE UNITED STATES

São Paulo, November 14, 2008 - Companhia de Bebidas das Américas - AmBev (“AmBev” or the “Company”) announced today that, as a result of the United States of America (“U.S.”) antitrust review of the transaction involving InBev S.A./N.V. (“InBev”) and Anheuser-Busch Companies, Inc. (“A-B”), InBev's subsidiary InBev USA, LLC will cease to act as the exclusive importer of Labatt branded beer (which includes primarily Labatt Blue and Labatt Blue Light) (“Labatt Beer”) in the U.S. for Labatt Brewing Company Limited (“LBCL”), AmBev’s wholly-owned subsidiary.

Accordingly, a consent final judgment filed today in the U.S. District Court for the District of Columbia sets forth that:

➢
LBCL will grant to an independent third-party (“Licensee”) a perpetual and exclusive license to: (i) market, distribute and sell Labatt Beer for consumption in the U.S., (ii) brew such Labatt Beer in the U.S. or Canada solely for sale for consumption in the U.S., and (iii) to use the relevant trademarks and intellectual property in connection therewith; and

➢	LBCL will brew and supply to Licensee the Labatt Beer for an interim period not to exceed three years.

The specific terms and conditions of the license agreement and the supply agreement will be negotiated with the Licensee and approved by the U.S. Department of Justice. Separately, in order to ensure that AmBev is adequately compensated, InBev has also agreed to indemnify AmBev in connection with certain events related to the implementation of the consent final judgment.

In 2007 approximately 1.7 million hectoliters of Labatt Beer were sold in the U.S.. The impact of such transactions on earnings is not material to AmBev’s overall business.

The consent final judgment does not affect Kokanee, Brahma or any other brands brewed by LBCL or AmBev and distributed in the U.S.. Likewise, it also does not relate to the brewing, marketing, distribution or sale of Labatt Beer in Canada or elsewhere outside the U.S.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
+55 11 2122-1415	+55 11 2122-1414

ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.